Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Rita Jain, has authorized and designated Grant Levine to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of SAB Biotherapeutics, Inc. (the “Company”). The authority of Grant Levine under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of the Company, unless earlier revoked in writing. The undersigned acknowledges that Grant Levine is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: January 7, 2025

/s/ Rita Jain

Rita Jain